UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING

NOTIFICATION FORM

(Amendment No. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)  ☐

Securities Act Rule 802 (Exchange Offer)  ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)  ☐

Exchange Act Rule 14e-2(d) (Subject Company Response)  ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)  ☐

TAIYO ELEC Kabushiki Kaisha

(Name of Subject Company)

TAIYO ELEC Co., Ltd.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Sammy Corporation

SEGA SAMMY HOLDINGS INC.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

Not applicable.

(CUSIP Number of Class of Securities (if applicable))

Eriko Sato

President and Representative Director

TAIYO ELEC Co., Ltd.

125 Miyori-cho, Nishi-ku

Nagoya, 452-0839, Japan

+81-5-2502-9222

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)

Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Teruhito Tanno

General Affairs, Legal & Compliance

Department Administration Division

SEGA SAMMY HOLDINGS INC.

Shiodome Sumitomo Building 21F

1-9-2 Higashi Shimbashi, Minato-ku

Tokyo 105-0021, Japan

+81-3-6215-9955

Theodore A. Paradise, Esq. Davis Polk & Wardwell LLP Izumi Garden Tower 33F 6-1, Roppongi 1-Chome Minato-ku, Tokyo 106-6033, Japan +81-3-5561-4421

N/A

(Date Tender Offer/Rights Offering Commenced)

This Amendment No. 1 amends the Form CB submitted by SEGA SAMMY HOLDINGS INC. to the Securities and Exchange Commission on May 16, 2011.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit I-1: Press release of SEGA SAMMY HOLDINGS INC., Sammy Corporation and TAIYO ELEC Co., Ltd. entitled “Notice Concerning the Conversion of TAIYO ELEC Co., Ltd. into a Wholly Owned Subsidiary of Sammy Corporation, a Wholly Owned Subsidiary of SEGA SAMMY HOLDINGS INC.,” dated May 13, 2011*

Exhibit I-2: Press release of SEGA SAMMY HOLDINGS INC. and Sammy Corporation entitled “Notice Regarding the Disposal of Treasury Stock by Third-Party Allocation to a Subsidiary (Holding of Shares in a Parent Company by a Subsidiary Pursuant to Article 800 of the Companies Act of Japan,” dated May 13, 2011*

Exhibit I-3: Securities Registration Statement of SEGA SAMMY HOLDINGS INC., dated May 13, 2011*

Exhibit I-4: TAIYO ELEC Co., Ltd.’s Notice to Convene the 38th Ordinary General Shareholders Meeting, dated June 6, 2011

Exhibit I-5: TAIYO ELEC Co., Ltd.’s Reference Materials for the 38th Ordinary General Shareholders Meeting (Supplementary Volume), dated June 6, 2011

* Previously submitted.

Item 2. Informational Legends

Included in Exhibits I-1, I-2, I-3, I-4 and I-5.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Extraordinary Report of TAIYO ELEC Co., Ltd., dated May 13, 2011.*

* Previously submitted.

(2)	Not applicable.

(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	Written irrevocable consent and power of attorney on Form F-X filed with the Commission on May 16, 2011.

(2)	Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Hajime Satomi
(Signature)

Hajime Satomi Chairman of the Board and Chief Executive Officer
SEGA SAMMY HOLDINGS INC.
(Name and Title)

June 7, 2011
(Date)

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